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                                                                 Exhibit (a)(11)


[EMAIL MESSAGE FROM FRANCI CLAUDON TO OPTIONEES TRANSMITTING THE AMENDED AND RESTATED OFFER TO EXCHANGE]

Dear Employees:

On May 4, 2001, I sent you details of a stock option exchange program, including an Offer to Exchange memorandum describing the exchange program. The Amended and Restated Offer to Exchange memorandum (available on macronet at http://macronet2.macromedia.com/stocks/forms/amended_offer_to_exchange_options.D
OC) makes several changes to the Offer to Exchange memorandum. We believe these changes do not change in any material way the substantive terms of the stock option exchange program.

You should have already received your election form setting forth the option grants that are eligible for you to exchange in this offer. If you have not received your election form, please contact Darrell Hong or Franci Claudon as soon as possible. PLEASE NOTE THAT DARRELL HONG MUST RECEIVE YOUR COMPLETED AND EXECUTED ELECTION FORM BY 5 P.M., PACIFIC TIME, ON JUNE 4, 2001. If you have already made your election, you do not need to resubmit your election forms or take any other actions at this time.

If you have any questions in this regard, please contact Darrell Hong, by email at dhong@macromedia.com, or by telephone at (415) 252-6860 or me, by email at fclaudon@macromedia.com, or by telephone at (415) 252-4086.

Thank you,


Franci